Mail Stop 6010

December 8, 2006

Ms. Guohua Wan
Chief Financial Officer
Advanced Battery Technologies, Inc.
136-14 Northern Blvd., Suite 8E
Flushing, New York 11354

      Re: Advanced Battery Technologies, Inc.
                  Form 10-KSB for year ended December 31, 2005
                  Filed April 14, 2006
                  File No. 000-13337

Dear Ms. Wan:

      We have reviewed your filings and response letter dated November 14, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Financial Statements

1.   We refer to your response to comment 1. We see that you have determined that the acquisition of the minority interest in ZQ Power-Tech should be accounted for under the purchase method as described in SFAS 141. In that regard:

- Please provide revised financial statements for the interim periods during 2006 and related revised Forms 10-Q for our review.
- Please ensure that your revised financial statements fully comply with the disclosure requirements of SFAS 141 and SFAS 154.
- Please also ensure that MD&A presents a full discussion of the reasons for and impact of the revised accounting.
- Please label all restated financial statements, columns or tables "as restated."
- Please also note that the revised filings are "future filings" for purposes of applying comments from our letters dated July 28, 2006 and September 20, 2006. Accordingly, the revised filings should consider any comments from those letters that are relevant to those revised filings.

2.   With regard to the pending restatement, it appears that you should also provide an Item 4-02 Form 8-K. Please provide that filing or advise us why such filing is not required under the instructions to Form 8-K.

3.   In light of the proposed restatement, please tell us why you believe disclosure controls and procedures were effective during 2006. Your response should also address your company's specific expertise in US GAAP, including how you arrive at accounting decisions for non-routine transactions such as the acquisition of the minority interest in ZQ Power-Tech.

4.   We refer to your response to comment 5. Your response indicates that the terms of the contracts with Li Wing Chun Charles, Lam Chi Yin Henry and Chan Tsz King extend to June 28, 2006. Accordingly, please tell us why the amortization periods for these contracts is sixty months from January 6, 2004. As a related matter, the schedule provided with your response dated September 8, 2006 indicates that these arrangements began on January 6, 2004. Please tell us why your response to comment 5 indicates that the contracts have an inception date of June 29, 2004.

5.   We refer to your response to comment 5. Tell us when the contract with Yu Hao was terminated and tell us when the unamortized balance was expensed.

6.   We refer to your response to comment 8. You indicate that Mr. Leo was director and corporate secretary. Accordingly, please respond to the following:

- Tell us why Mr. Leo was not an employee for stock compensation purposes at the date of grant. Tell us how you interpreted and applied the requirements of FIN 44.
- We see that you filed a Form 8-K indicating the Mr. Leo resigned from the Board of Directors in February 2005. Accordingly, please tell us why the remaining deferred compensation associated with the restricted stock issued to him was not expensed at that time. Identify the basis in GAAP for your accounting, including the specific accounting literature applied.
- In that regard, please describe the terms, conditions and life of any arrangements entered into with Mr. Leo after the date of his resignation, including a description of nature, terms and extent of any continuing services. Please refer to paragraphs 15 and 16 to FIN 44.
- Please provide us English language copies of any agreement underlying the restricted share grant, including any modifications.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant